Via Facsimile and U.S. Mail
Mail Stop 6010

May 18, 2006

Ms. Hoi-ho Kiu
Chief Executive Officer
Golden Health Holdings, Inc.
Unit 979, 9/F, HITEC
1 Trademart Drive
Kowloon Bay, Hong Kong

> **Re: Golden Health Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed February 10, 2006**
> **Form 10-QSB for the Quarter Ended December 31, 2005**
> **File No. 0-25845**

Dear Ms. Kiu:

We have reviewed your April 24, 2006 response to our March 17, 2006 letter and have the following comments. Where indicated, we think you should revise your Form 10-KSB for fiscal year ended September 30, 2005 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2005

General

1. Please include audited statements of income, cash flows and changes in stockholders' equity for fiscal year ending September 30, 2004 in accordance with Item 310 of Regulation S-B. In addition, please revise the unaudited reference

related to financial information for the year ended September 30, 2004 throughout the filing once the audited information has been provided.

Accountant's Report

2. Refer to your response to our comment 5. We did not note a reference in the accountant's report related to their association with the cumulative data. Please revise.

Statements of Stockholders' Deficit, page F-3

3. Refer to your response to our comment 7. Your Statement of Stockholders' Equity section indicates that Genghai is a majority shareholder who owns 66.5% of the company's outstanding common stock. Please revise your table on page 13 accordingly to include Genghai as a beneficial owner. In addition, please reconcile the reference made to 161,998,672 shares of common stock outstanding under Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters on page 12 to the total outstanding shares of common stock of 45,798,672 per your Statement of Stockholder's Deficit on page F-4.

Statements of Cash Flows, page F-4

4. Refer to your response to our comment 8. Since you issued 30 million shares in anticipation of the merger with Genghai which appear to remain outstanding, those shares should be reflected in the cumulative data section of the statement of cash flows as well as the value of common stock issued for service. Please revise.

* * * *

As appropriate, please amend your 10-KSB filing for the year ended September 30, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant